Exhibit G

Form of Public Notice
Securities and Exchange Commission
(Release No. 35-_________)

     Cinergy Corp., a Delaware corporation and registered public utility holding company ("Cinergy"), at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration with the Commission under sections 6(a), 7, 9(a), 10 and 12(c) of the Public Utility Holding Company Act of 1935 and rules 42 and 54 thereunder.

     By orders dated December 1, 1995 (HCAR No. 26422, File No. 70-8705) ("1995 Order") and April 17, 1996 (HCAR No. 26505, File No. 70-8807) ("1996
Order"), the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2000, a total of approximately 30 million shares of Cinergy's common stock, $0.01 par value per share ("Common Stock"), under various stock-based employee and director plans of Cinergy and its subsidiaries. More specifically, the 1995 Order authorized Cinergy to issue and sell, from time to time through December 31, 2000, up to 22,386,696 shares of Common Stock under various benefit plans of Cinergy and its subsidiaries, namely, the Cinergy Corp. Dividend Reinvestment and Stock Purchase Plan, the Cinergy Corp. Employee Stock Purchase and Savings Plan, the Cinergy Corp. Performance Shares Plan, the Cinergy Corp. Stock Option Plan, the Cinergy Corp. Directors' Deferred Compensation Plan, the PSI Energy, Inc. ("PSI") Union Employees' 401(k) Savings Plan, the PSI Energy, Inc. Employees' 401(k) Savings Plan, The Cincinnati Gas & Electric Company ("CG&E") Deferred Compensation and Investment Plan and The Cincinnati Gas & Electric Company Savings Incentive Plan. The 1996 Order authorized Cinergy to issue and sell, from time to time through December 31, 2000, up to 7 million shares of Common Stock under the Cinergy Corp. Long-Term Incentive Compensation Plan.

     Effective January 1, 1998, the PSI Energy, Inc. Union Employees' 401(k) Savings Plan was amended, restated and renamed the Cinergy Corp. Union Employees' 401(k) Plan, The Cincinnati Gas & Electric Company Savings Incentive Plan was amended, restated and renamed the Cinergy Corp. Union Employees' Savings Incentive Plan, and the PSI Energy, Inc. Employees' 401(k) Savings Plan was amended, restated and renamed the Cinergy Corp. Non-Union Employees' 401(k) Plan and The Cincinnati Gas & Electric Company Deferred Compensation and Investment Plan was merged into the Cinergy Corp. Non-Union Employees' 401(k) Plan. In addition, since the 1995 Order, the Cinergy Corp. Performance Shares Plan has been terminated.

     Cinergy now requests authorization to issue and sell up to 50 million shares of Common Stock, from time to time over a 10-year period commencing with the date of the Commission's order herein ("Authorization Period"), under the following plans (collectively, "Plans"): the Cinergy Corp. Dividend Reinvestment and Stock Purchase Plan, the Cinergy Corp. Employee Stock Purchase and Savings Plan, the Cinergy Corp. Stock Option Plan, the Cinergy Corp. Directors' Deferred Compensation Plan, the Cinergy Corp. Long-Term Incentive Compensation Plan, the Cinergy Corp. Union Employees' 401(k) Plan, the Cinergy Corp. Union Employees' Savings Incentive Plan and the Cinergy Corp. Non-Union Employees' 401(k) Plan.

     Shares of Common Stock issued under the Plans from time to time over the Authorization Period may be authorized and previously unissued shares or previously issued shares re-acquired by Cinergy in open market transactions. In addition, under the Stock Option Plan and the Long-Term Incentive Compensation Plan, plan participants may purchase shares of Common Stock under certain circumstances by, among other means, exchanging shares of Common Stock, and accordingly, Cinergy also requests authorization, to the extent required under the Act, to acquire such shares of Common Stock from plan participants.

     Cinergy proposes to apply proceeds of any shares sold for cash to general corporate purposes, including repayment of outstanding indebtedness and investments in subsidiaries, except that, without further authorization from the Commission, Cinergy will not apply any such proceeds to acquire exempt wholesale generators (as defined in section 32 of the Act, "EWGs") or foreign utility companies (as defined in section 33 of the Act, "FUCOs").

     The terms of the Plans are summarized in Cinergy's application-declaration.

     Cinergy states that it currently does not meet the conditions of Rule 53(a). As of June 30, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $721.9 million. This amount is equal to approximately 66% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000, of approximately $1092.6 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." By order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order - specifically, $1 billion in addition to Cinergy's aggregate investment at the date of such order. Although Cinergy's aggregate investment at June 30, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, Cinergy asserts that there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of June 30, 2000, Cinergy's consolidated capitalization consisted of 42.4 % equity and 57.6% debt. These ratios are within acceptable ranges, as further reflected by the fact that at June 30, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. According to Cinergy, the impact of the proposed transactions upon Cinergy's consolidated capitalization would be to increase the relative proportion comprised of equity.

     With respect to earnings, Cinergy states that its interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket No. 70-9011. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Finally, Cinergy states that it satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53.

     Fees and expenses expected to be incurred in connection with the proposed transactions are estimated at $1,950,000.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.